

January 9, 2012

<u>Via Email</u>
Mr. John J. Engel
Chief Executive Officer
WESCO International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219

> **Re:** **WESCO International, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-14989**

Dear Mr. Engel:

We have reviewed your response dated December 28, 2011 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Critical Accounting Policies and Estimates, page 18

– Excess and Obsolete Inventory, page 19

1. We note your response to prior comment 1. Please confirm to us that you will revise future filings to provide disclosure similar to that provided in your response.

Note 2. Accounting Policies, page 35

– Revenue Recognition, page 35

2.   We note from your response to prior comment 10 that you direct ship certain items and that for these sales you do not physically handle the product. Please tell us more about these sales, including how you evaluated whether to recognize revenue on these sales on a gross or net basis. Discuss how you have considered the criteria of FASB ASC 605-45-45.

Note 15. Segments and Related Information, page 51

3.   We note your response to prior comment 10. You state that all products are available for sale in each of the 12 operating segments. However, you also state that gross margins vary between segments due to the sales mix variability. You further state that the mix of products sold by each branch is a function of the customer demand. Please explain to us in greater detail how you have considered these factors in your segment aggregation analysis. Discuss whether there are any underlying trends regarding the sales mix variability such that certain segments could be expected to sell a higher portion of certain products or certain segments could be expected to sell a higher portion through stock orders, direct ship and/or special orders.

4.   We note that you have focused your analysis of the similar economic characteristics on operating income as a percentage of sales. You state that each segment's operating income as a percent of sales is within 310 basis points or less from the average of 5.7% for the year ended December 31, 2010. This appears to imply that operating income as a percentage of sales ranges from 2.6% to 8.8% across your segments. Noting that the high end of this range is 238% of the low end of this range, please explain to us in greater detail why you believe this represents similar economic characteristics.

5.   To help us better understand the similarity of the economic characteristics, please also provide us with a summary of the gross profit information for each of the operating segments. We note that the sales method can contribute to variability in the gross profit margin. As such, to the extent that you have information available for gross profit by sales method by segment, please also provide that information. Finally, in order to help us understand all possible causes for the margin variability, please also tell us more regarding how your branches determine pricing for the products it sells. For example, discuss whether pricing for your products is consistent across your operating segments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief